SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 10-C/A

       REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                INTERDEALER QUOTATION SYSTEM

        Filed pursuant to Section 13 or 15(d) of the
       Securities Exchange Act of 1934 and Rule 13A-17
                    or 15d-17 thereunder

         Monmouth Real Estate Investment Corporation
       (Exact name of issuer as specified in charter)

        125 Wyckoff Road, Eatontown, New Jersey 07724
           (Address of principal executive office)

 Issuer's telephone number, including area code 908-542-4927

I.   CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

     1.   Title of security    Common Stock
     2.   Number of shares outstanding before the change   3,918,254
     3.   Number of shares outstanding after the change    4,131,920
     4.   Effective date of change    May 15, 1997
     5.   Method of change:
          Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Dividend Reinvestment and Stock Purchase Plan

     Give brief description of  transaction:   Shares  of  common stock issued
to shareholders pursuant to the Company's Dividend Reinvestment and Stock Purchase Plan on 1/15/97, 2/18/97, 3/17/97, 4/15/97 and 5/15/97.

II.  CHANGE IN NAME OF ISSUER

     1.   Name prior to change________________________________________________
     2.   Name after change___________________________________________________
     3.   Effective date of charter amendment changing name___________________
     4.   Date of shareholder approval of change, if required_________________

Date:     May 22, 1997             Monmouth Real Estate Investment Corporation
                                   /s/ Eugene W. Landy
                                   Eugene W. Landy, President
                                   (Officer's signature and title)